Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
August 24, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Freedom Acquisition Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
(File No. 1-33217)
Ladies and Gentlemen:
          On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 1-33217), marked to show changes from the Preliminary Proxy Statement originally filed on July 12, 2007 (the “Proxy Statement”) with respect to the Company’s proposed acquisition of GLG Partners LP and its affiliated entities (collectively, “GLG”).
          This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated August 10, 2007 (the “Comment Letter”) from Jennifer Hardy, Esq., Branch Chief of the SEC, to Nicolas Berggruen, President and Chief Executive Officer of the Company, in connection with the Proxy Statement. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses. Capitalized terms used in this letter but not defined herein will have the same definitions as in Amendment No. 1.
          In addition to changes made to address the Staff’s comments, Amendment No. 1 includes various updating information, including unaudited financial information with respect to the Company and GLG as of and for the six months ended June 30, 2007.
General
1.	Page 19 of the proxy statement briefly describes why you do not believe that you will be an investment company under the Investment Company Act of 1940 (“Company Act”). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company

Securities and Exchange Commission	-2-	August 24, 2007
Act for: (1) Freedom Acquisition Holdings Inc. before and after the acquisition, (2) GLG, and (3) GLG Partners, Inc. and its subsidiaries. In particular, list all assets that will be held by each entity and the value you assign to each. In addition:

Please identify and explain any interests in the GLG Funds that are held directly or indirectly by GLG or will be held directly or indirectly by GLG Partners, Inc. You refer on page 19 of the proxy statement to “subscriber shares in certain GLG Funds.” Please describe the nature of the “subscriber shares” (e.g., are these equivalent to the “investments” listed as assets on the financial statements on page F-3). Please confirm whether the “investments” constitute the entirety of interests held directly or indirectly by GLG and GLG Partners, Inc. in the GLG Funds or describe any other interests held in the GLG Funds. Please also explain the nature of any interests held in the GLG Funds (e.g., are such interests securities or non-securities, equivalent to general partnership interests or limited partnership interests, etc.).

Please explain why an investment in GLG Partners, Inc. will not be equivalent to an investment in a fund of funds.
          The Staff has requested an analysis of the status of (1) the Company, before and after the acquisition, (2) GLG, and (3) GLG Partners, Inc. and its subsidiaries under the following two definitions of “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “Company Act”):
“Sec. 3(a)(1). When used in this title, “investment company” means any issuer which -
(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities;
* * *
(C) is engaged, or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Securities and Exchange Commission	-3-	August 24, 2007
     (2) As used in this section, “investment securities” includes all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”
Section 3(a)(1)(A)
          The SEC has stated that if a company has an identifiable non-investment company business, the determination of whether it is the issuer’s primary business engagement is factually based.1 The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.2 Criteria applicable to nearly every situation are:
•	the issuer’s historical development,

•	its public representations concerning its activities;

•	the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

•	the nature of its present assets; and

•	the sources of its present income.
          Of the five listed criteria, the most significant ordinarily are the character of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in

[1]	M. A. Hanna Co., 10 S.E.C. 581, 583 (1941).

[2]	See, e.g., In re Tonopah Mining Co. of Nev., Investment Company Act Release, 26 S.E.C. 426 (July 21, 1947) (‘‘Tonopah Mining’’); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (‘‘Dan River’’); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (‘‘Financial Funding’’).

Securities and Exchange Commission	-4-	August 24, 2007
investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).3
          Freedom Acquisition Holdings, Inc.
          The Company’s registration statements on Form S-1 (Registration Nos. 333-136248 and 333-139593) and related final prospectus (the “Prospectus”) stated, “Freedom Acquisition Holdings, Inc. is a blank check company recently formed to acquire one or more operating businesses through a merger, stock exchange, asset acquisition, reorganization or similar business combination” (Prospectus cover). In addition, the registration statements stated that the Company intended to structure the investment of its assets “to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940” (page 32).
          The executive officers and directors of the Company have substantial experience in making control and non-control direct investments in operating companies and in managing operating companies. They have little or no experience in making proprietary investments in any other context.
          Since its initial public offering, the Company has invested its assets in a manner intended to preserve its capital and to comply with Rule 3a-1 under the Company Act. As of June 30, 2007, the Company’s assets consisted of approximately $2,892,000 in cash and approximately $521,511,000 of assets held in a money market fund which invests exclusively in short-term U.S. government obligations. For the period from June 8, 2006 (date of inception) to June 30, 2007, the Company’s only income was from interest.
          Accordingly, based on the foregoing factors, the Company has concluded that it is not an investment company under Section 3(a)(1)(A) of the Company Act.
          Following the acquisition, the Company will change its name to GLG Partners, Inc. Please see the discussion below under the heading “GLG Partners, Inc. and its Subsidiaries” for an analysis under Section 3(a)(1)(A) of the Company following the

[3]	See Dan River at 291 n.14 (noting special importance of composition of assets and source of income); Financial Funding at *2 (noting special importance of composition of assets and source of income).

Securities and Exchange Commission	-5-	August 24, 2007
acquisition.
          GLG
          GLG operates as an alternative asset manager primarily engaged in the business of providing investment advisory services. For the year ended December 31, 2006 and for the six-month period ended June 30, 2007, more than 99% of GLG’s net revenue and other income was derived from investment management fees, performance fees and administration fees for providing investment advisory services. In addition, GLG’s investments as of the ends of such periods were negligible. Thus, the two most important factors for determining GLG’s primary business indicate that GLG is primarily engaged in the investment management business and not in the business of investing, reinvesting or trading in securities.
          The other three factors developed by the SEC and the courts also indicate that GLG is primarily engaged in the investment management business. GLG was founded in 1995 as an investment manager and since that time has been, and has held itself out as being, primarily engaged in providing investment advisory services. The disclosure with respect to GLG’s business contained in the Proxy Statement is consistent with this fact. In addition, the Proxy Statement states that GLG intends to conduct its operations so that it will not be an investment company under the Company Act (see the risk factor, “If we were deemed an ‘investment company’ under the Investment Company Act of 1940 following the consummation of the acquisition, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”). Finally, as an investment manager, the majority, if not all, of GLG’s management and employees devote the bulk of their time and efforts to the investment activities of the funds and accounts managed by GLG or in support of these activities, such as investor relations and the marketing of the GLG’s advisory services. These activities are consistent with GLG being an investment manager. The management and employees of GLG have historically spent and continue to spend no time making proprietary investments for GLG.
          Accordingly, based on the foregoing factors, GLG has concluded that it is not an investment company under Section 3(a)(1)(A) of the Company Act.
          GLG Partners, Inc. and its Subsidiaries
          Following the acquisition, GLG Partners, Inc. and its subsidiaries will operate GLG’s business in the same manner that GLG operated it before the acquisition. The composition of the assets of GLG Partners, Inc. and its subsidiaries will be substantially similar to the composition of the assets of GLG prior to the acquisition. Accordingly, for the same reasons discussed above with respect to GLG, the Company and GLG believe

Securities and Exchange Commission	-6-	August 24, 2007
that GLG Partners, Inc. and its subsidiaries will not be investment companies under Section 3(a)(1)(A) of the Company Act.
Section 3(a)(1)(C)
          Under the Section 3(a)(1)(C) definition, an issuer is an investment company if it owns or proposes to acquire “investment securities” (exclusive of Government securities and cash items) having a value exceeding 40% of such total assets on an unconsolidated basis.
          Freedom Acquisition Holdings, Inc.
          As of June 30, 2007, the Company’s assets consisted of approximately $2,892,000 in cash and approximately $521,511,000 of assets held in a money market fund which invests exclusively in short-term U.S. government obligations, neither of which are considered investment securities. Accordingly, for purposes of Section 3(a)(1)(C), the Company holds no investment securities and is not an investment company under Section 3(a)(1)(C) of the Company Act.
          Following the acquisition, the Company will change its name to GLG Partners, Inc. Please see the discussion below under the heading “GLG Partners, Inc. and its Subsidiaries” for an analysis under Section 3(a)(1)(C) of the Company following the acquisition.
          GLG
          GLG derives revenues by charging management fees, performance fees and administration fees to the funds and accounts it manages. These fees are earned by GLG in cash. GLG does not carry over fees, or defer them as investments within the GLG funds. Management and administration fees are payable monthly, and performance fees are payable semi-annually. GLG’s assets consist primarily of cash and accounts receivable in respect of these fees. GLG holds virtually no investment securities. In this regard, GLG is operated differently than other alternative asset management companies in the United States, in particular, in a different manner than Fortress Investment Group LLC and Blackstone Group L.P., which recently registered initial public offerings of securities with the SEC.
          GLG’s right to receive management, performance and administration fees is a contractual right and, as such, this contractual right to receive fees is not recognized as an asset on the balance sheets of the GLG entities. The principal GLG operating entities are GLG Partners LP, GLG Partners Services LP, GLG Partners

Securities and Exchange Commission	-7-	August 24, 2007
(Cayman) Limited and GLG Partners Asset Management Limited. GLG has virtually no investment securities. GLG’s operating entities are held through a network of holding companies that are commonly controlled. In some instances, the interest of a holding company is less than an majority voting interest in the lower tier operating entity. However, because these interests collectively provide majority control of the operating entities and because the companies holding these interests are under common control, GLG has not treated these interests as investment securities.
          Similarly, the de minimus amount of subscriber and management shares that have been issued and held by the management companies (GLG Partners Asset Management Limited and GLG Partners (Cayman) Limited), described below under “Interests in GLG Funds”, do not have an entitlement to participate in movements in net asset value and, in the case of the subscriber shares, are held so that, in the event all investors redeem their shares in a GLG Fund, the fund does not fall below the minimum shareholding requirement for public limited companies and corporate action may be taken to liquidate or terminate the fund. The management shares give GLG certain limited voting rights. Accordingly, GLG has not treated these subscriber and management shares as investment securities.
          As the analysis shows, no GLG entity holds investment securities that constitute any significant portion of its assets and none holds investment securities that exceed or even approach 40% of its assets. Accordingly, GLG has concluded that it is not an investment company under Section 3(a)(1)(C) of the Company Act.
          GLG Partners, Inc. and its Subsidiaries
          Following the acquisition, GLG Partners, Inc. and its subsidiaries will operate GLG’s business in the same manner that GLG operated it before the acquisition. The composition of the assets of GLG Partners, Inc. and its subsidiaries will be substantially similar to the composition of the assets of GLG prior to the acquisition. Accordingly, for the same reasons discussed above with respect to GLG, the Company and GLG believe that GLG Partners, Inc. and its subsidiaries will not be investment companies under Section 3(a)(1)(C) of the Company Act.
Interests in GLG Funds
          As shown in the table below, as of June 30, 2007, GLG does not hold any investments in the GLG Funds, other than a de minimus amount of subscriber and management shares, which, in the case of the subscriber shares, are held so that, in the event all investors redeem their shares in a GLG Fund, the fund does not fall below the minimum shareholding requirement for public limited companies and corporate action may be taken to liquidate or terminate the fund. The management shares give GLG certain limited voting rights. The subscriber and management shares are for a fixed notional amount and do not have an entitlement to participate in movements in net asset value, nor do they generate any income for GLG. As a result, GLG does not receive any income by reason of investment on its own account in the GLG Funds.

Securities and Exchange Commission	-8-	August 24, 2007

			Non-voting
		No. of	subscriber share	% of
	Amount	shares	capital	voting shares	Cost

Investments held by GLG Partners Asset Management Ltd. As At June 30, 2007

GLG Investments plc	€38,092	30,000	subscriber shares	0.0%	$51,445
GLG Investments III plc	€38,092	30,000	subscriber shares	0.0%	$51,445
GLG Investments IV plc	€38,092	30,000	subscriber shares	0.0%	$51,445
GLG Global Convertible Fund plc	No par Value	2	subscriber shares	0.0%	—
GLG Global Opportunity Fund plc	No par Value	2	subscriber shares	0.0%	—
Prime GLG Diversified Fund plc	No par Value	2	subscriber shares	0.0%	—
GLG Investments V plc	No par Value	2	subscriber shares	0.0%	—

Investments held by GLG Partners (Cayman) Limited As at June 30, 2007

GLG MMI Enhanced II Fund	$100	100	management shares	*	$100

*	These shares carry one vote per share on certain matters and director appointment/removal rights, but no dividend rights. The holder has no right to select or terminate the fund’s objectives or any of the fund’s service providers and no rights to set budgets, directors’ compensation or operating policies.
Investment in GLG Partners, Inc. Not an Investment in a Fund of Funds
          GLG operates only as an investment manager and receives fees for its services. The investment funds managed by GLG are organized as companies which are controlled by their respective shareholders and boards of directors. The boards of directors of the GLG Funds are comprised of a majority of directors who are independent of GLG. In addition, GLG manages the funds under management agreements which may be terminated by a simple majority of the investors in the GLG Funds. GLG entities act as investment managers of the GLG Funds pursuant to contractual arrangements with the managers of the GLG Funds rather than through equity or ownership interests in the GLG Funds. Thus, an investment in GLG Partners, Inc. will not entail any direct or indirect interest in the assets of the GLG Funds or accounts managed by it, except for the nominal interest represented by subscriber and management shares and, therefore, is not an investment in a fund of funds
          Section 48(a) of the Company Act makes it unlawful for any person to do through another person that which is unlawful for such person to do itself. In connection with the sale of securities of private funds, the Staff takes the position that any issuer whose investors consist of non-qualified investors and that was formed or operated for the

Securities and Exchange Commission	-9-	August 24, 2007
purpose of investing in the private fund may result in a violation of Section 48(a). 4 The Staff takes the view that the determination of whether an issuer is “formed for the purpose” of investing in a private fund depends on an analysis of the surrounding facts and circumstances.5 However, while recognizing that 40% of assets is not a strict limitation, the Staff generally has been able to conclude that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.6
          GLG was not formed nor is it operated for the purpose of acquiring interests in the GLG Funds that it manages, and investing in the GLG Funds that it manages is not a “chief part” of GLG’s business. In addition, GLG has no investments in the GLG Funds that it manages, other than a de minimus amount of subscriber and management shares in certain of the GLG Funds. GLG does not believe that Section 48(a) is any way applicable to its activities.
2.	On page 8 of the proxy statement, you generally state that the acquisition and transactions contemplated by the purchase agreement are not subject to the requirements of the federal securities laws. In addition, you state on page 2 that: “GLG has recently agreed to acquire GLG Inc. subject to certain conditions, including registration by GLG Inc. and GLG Partners LP (to the extent required by applicable law) as investment advisers under the U.S. Investment Advisers Act of 1940.” Please explain if any entity in your organizational structure currently is registered with the Commission as an investment adviser, will be prior to the transaction or will be giving effect to the proposed transaction. If not, please explain why not.
          Currently, no entity within GLG is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). GLG Partners LP

[4]	Am. Bar Ass’n Section of Bus. Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-47 (Apr. 22, 1999) (see Section D of the ‘‘Questions and Answers’’ section of the Staff’s response).

[5]	Id.

[6]	Id., citing Cornish & Carey Commercial, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 625, at *5-6 (June 21, 1996).

Securities and Exchange Commission	-10-	August 24, 2007
is a U.K. limited partnership headquartered in London and is authorized and regulated as an investment adviser by the U.K. Financial Services Authority. To date, the investment advisory clients of GLG Partners LP have predominantly consisted of non-U.S. clients. As such, GLG Partners LP relies on the exemption from registration in the United States as an investment adviser under Section 203(b)(3) of the Advisers Act and Rule 203(b)(3)-1 promulgated thereunder (the “Section 203(b)(3) Exemption”). In order to gain access to the U.S. market as described in the Proxy Statement, it is anticipated that either (i) GLG Partners LP will register as an investment adviser with the SEC under the Advisers Act or (ii) GLG Inc., an independently owned dedicated service provider based in New York that GLG Partners LP has agreed to acquire, will register as an investment adviser with the SEC under the Advisers Act in connection with the contemplated acquisition of GLG Inc., and all investment advisory activities with respect to U.S. clients of GLG will be performed through GLG Inc. in accordance with applicable SEC no-action letters. GLG is currently in the process of taking steps to register either GLG Partners LP or GLG Inc. as an investment adviser with the SEC under the Advisers Act. While registration as an investment adviser may occur after the closing of the acquisition, GLG Partners LP will continue to conduct its operations in a manner that maintains its exemptive status under the Section 203(b)(3) Exemption until such investment adviser registration is filed and becomes effective.
3.	We note that you have not filed the form of proxy. Please note the filing and timing requirements under Rule 14a-6(a) and be advised that we may have comments on the form of proxy.
          In response to the Staff’s comment, the Company has filed the form of proxy with Amendment No. 1.
4.	Please advise us as to the Securities Act exemption upon which you will rely to issue securities to GLG and the facts that make the exemption available.
          The Company supplementally advises that Staff as follows:
          As disclosed in Amendment No. 1, the issuance of the Company’s common stock, Series A preferred stock, the ordinary shares of FA Sub 1 Limited, the Exchangeable Shares of FA Sub 2 Limited and the Notes in connection with the acquisition will be made in reliance upon an available exemption from registration under the Securities Act, by reason of Section 4(2) thereof, Regulation S or other appropriate exemptions, to persons who are “accredited investors”, as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and/or who meet other suitability requirements established for the private placement.
          The Company did not independently conclude that each GLG Shareowner met the definition of an “accredited investor” within the meaning of the federal securities laws.

Securities and Exchange Commission	-11-	August 24, 2007
However, each GLG Shareowner (other than Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of certain GLG Shareowners that are trusts), has represented in the purchase agreement that he or it is an “accredited investor”, which representations have been relied upon by the Company to support the reliance upon such claimed exemptions. There was no general solicitation and the certificates representing shares will be legended.
5.	Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division’s position summarized above. Similarly, we also believe that security holders, such as GLG, who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate and supplementally advise what, if any, consideration was given to registering the issuance of the shares to be issued in the reverse merger with GLG.
          In response to the Staff’s comment, the Company has revised the disclosure under “The Authorized Share Proposal” in Amendment No. 1 to include (i) the SEC’s position with respect to the original shares issued to the Company’s founders and (ii) that Rule 144 will not be available to the Company’s founders for resale transactions despite technical compliance with the requirements of Rule 144.
          The Company respectfully disagrees with the SEC’s position that such interpretation also applies to the shares issued in connection with a business combination. The Company recognizes the purpose and intent of the position taken in the letter of January 21, 2002 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. (the “Worm Letter”), but does not agree that it should apply in connection with a business combination. The Company believes that the issuance of shares in connection with a business combination is no different than the issuance of shares in connection with any other merger or acquisition transaction approved by shareholders of a public company. Unlike the founders who paid nominal consideration for their shares (which was equal to the fair market value of the Company at the time the shares were

Securities and Exchange Commission	-12-	August 24, 2007
acquired), the current owners of GLG are providing significant value in transferring their equity interests in GLG to the Company in exchange for the Company’s shares. The Company respectfully believes that this interpretation goes well beyond anything stated in or implied by the Worm Letter and accordingly has not revised its disclosure in Amendment No. 1 with respect to the availability of Rule 144 to the GLG Shareowners.
          The Company notes that the SEC has recently proposed certain revisions to Rule 144 (Release No. 33-8813). That release, in Section 6, specifically discusses the treatment of securities issued by shell companies. Although the release confirms the SEC’s position that “promoters or affiliates” of blank check companies, as well as their transferees, may not rely on Rule 144 for resale transactions, it does not state or imply that such limitations would apply to shares issued by the shell company, for fair market value, in a business combination. In fact, it states that “the reasons for prohibiting reliance on Rule 144 do not appear to be present after a reporting company has ceased to be a shell company and there is adequate disclosure in the market”. In the release, the SEC proposes to permit the availability of Rule 144 for resales by shareholders of an issuer that was formerly a shell company if:
•	the issuer has ceased to be a shell company;

•	the issuer is subject to the reporting requirement of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the issuer has filed all reports and material required to be filed during the preceding 12 months (or such shorter period as the issuer was required to file such reports and materials); and

•	at least 90 days have elapsed from the time the issuer files current “Form 10 information” with the SEC reflecting its ceasing to be a shell company.
          The Company has been subject to the reporting provisions of the Exchange Act since December 2006, is current with all its required SEC filings and will cease to be a shell company upon the consummation of the business combination with GLG, which is anticipated to occur in the fourth quarter of 2007. The definitive proxy statement to be sent to the Company’s shareholders and filed with the SEC will contain the “Form 10 information” with respect to the on-going business of the Company following consummation of the acquisition and the Company expects to file a Current Report on Form 8-K under Item 2.01(f) following the consummation of the acquisition that will include or incorporate by reference the “Form 10 information”. In addition, the GLG Shareowners are subject to contractual restrictions on transfer of the shares received in the acquisition for at least the first year after the closing. As a result, no GLG Shareowners would be able to transfer the shares until well after the proposed 90-day period has

Securities and Exchange Commission	-13-	August 24, 2007
expired. Therefore, the Company and GLG respectfully submit that there is no policy reason to apply the restrictions on use of Rule 144 set forth in the Worm Letter to the shares to be issued in the acquisition.
6.	Please disclose whether the terms of the acquisition and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2006 relating to the initial public offering for the Freedom securities.
          In response to the Staff’s comment, the Company has revised the disclosure under “The Acquisition Proposal—The Proposal” in Amendment No. 1 to provide that the terms of the acquisition and the related agreements comply with the terms described in the Company’s Prospectus.
7.	We note that GLG retained Perella Weinberg Partners LP and Freedom retained Citigroup Inc. to provide financial advisory services in connection with the merger. Since you have hired financial advisors, please explain why you did not obtain a fairness opinion and whether you received any other report or appraisal materially related to the acquisition or the related transactions.
          In response to the Staff’s comment, the Company has revised the disclosure under “The Acquisition—Background of the Acquisition” in Amendment No. 1 to clarify that the Company retained Citigroup to provide financial advisory services in connection with the acquisition after all principal terms of the acquisition had been negotiated between the principals of the Company and the GLG Shareowners.
          The Company supplementally advises the Staff on behalf of GLG that, as described under “The Acquisition—Background of the Acquisition” in Amendment No. 1, GLG engaged Perella Weinberg Partners LP, or PWP, as its financial advisor in connection with exploring various strategic alternatives available to GLG, which at the time of engagement did not contemplate the acquisition. While PWP provided financial advisory services in connection with the acquisition, they were not engaged by GLG to provide a fairness opinion, nor was GLG required to obtain a fairness opinion with respect to the consideration to be paid to the GLG Shareowners in the acquisition. In addition, the GLG Shareowners include individuals and entities, such as the GLG Principals and Lehman Brothers, with substantial financial and business skill and experience to evaluate independently the acquisition, the terms of the purchase agreement and the consideration to be paid to the GLG Shareowners in the acquisition.
          The Company’s board of directors, in agreeing to the terms of the proposed acquisition, independently determined, using the analysis described under “The

Securities and Exchange Commission	-14-	August 24, 2007
Acquisition— Recommendation of the Freedom Board” in Amendment No. 1, that the proposed acquisition was fair to the Company’s public stockholders. Having made that determination, the Company’s board of directors did not believe that it was necessary or appropriate to obtain an independent opinion as to the fairness of the acquisition. Except for a confidential information memorandum prepared by PWP on behalf of GLG in connection with a potential sale of GLG, the Company did not otherwise receive any other report or appraisal materially related to the acquisition or the related transactions.
8.	Please note the updating requirements of Rule 3-12 of Regulation S-X.
          The Company notes the Staff’s comment and has made the corresponding revisions to the interim financial statements in Amendment No. 1 where appropriate.
9.	Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.
          The Company notes the Staff’s comment.
Notice of Special Meeting of Stockholders
10.	We note that the principals, members of the company’s board and management will receive benefits as a result of the merger. Where you include the board’s recommendation, disclose with equal prominence that insiders will directly benefit from the merger. Make similar revisions in all applicable places in the filing.
          In response to the Staff’s comment, the Company has included the requested disclosure in the Notice of Special Meeting and elsewhere where the Board’s recommendation is referenced in Amendment No. 1.
Questions and Answers about the Proposals, page ii
11.	You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please disclose procedural information about the merger in the Q&A and substantive information about the terms of the merger in the summary.

Securities and Exchange Commission	-15-	August 24, 2007
          In response to the Staff’s comment, the Company has made the requested revisions to the “Questions and Answers About the Proposals” section and “Summary” section in Amendment No. 1.
What is being voted on?, page iii
12.	Please present the information regarding the consideration in bullet format instead of an imbedded list here and throughout the proxy statement.
          In response to the Staff’s comment, the Company has made the requested revisions under “Questions and Answers About the Proposals—What is being voted on?” and elsewhere in Amendment No. 1.
13.	It is not clear what GLG shareholders will receive in the merger on a per share basis, i.e., what the exchange ratio is. In your discussions of consideration, please provide per share information, i.e. what will GLG shareholders and holders of other exchanging entities receive for each outstanding share or other equity interest that they own.
          The Company respectfully advises the Staff that there is no single exchange ratio or uniform per share amount that GLG Shareowners will be paid for their equity interests in the Acquired Companies. The value of each equity interest is tied to the value ascribed to the related Acquired Company in the purchase agreement, as well as the number and type of equity interests issued by that Acquired Company. The chart below summarizes the aggregate consideration (cash and the value of Freedom securities) that will be paid for each share of the various Acquired Companies.

Aggregate Consideration (Cash &
Freedom Securities) Per Outstanding
Name of Acquired Company	Share
GLG Partners Asset Management Limited	$47.46
GLG Partners (Cayman) Limited	$0.17
GLG Partners Services Limited	$188,575.91
Mount Garnet Limited	< $0.01
Knox Pines, Ltd.	$1,682,392.93
Betapoint Corporation	$104,869.16

Securities and Exchange Commission	-16-	August 24, 2007

Aggregate Consideration (Cash &
Freedom Securities) Per Outstanding
Name of Acquired Company	Share
GLG Holdings Limited	$282,863.87
GLG Partners Limited	$43.66
Mount Granite Limited	< $0.01
Liberty Peak Ltd.	$2,523,589.39
Albacrest Corporation	$157,303.74
          The consideration received by each GLG Shareowner for each Acquired Company will be in direct proportion to that GLG Shareowner’s percentage interest in that Acquired Company, after reallocating to Lavender Heights Capital LP and Sage Summit LP 15% of the sale proceeds attributable to the following Acquired Companies:
•	GLG Partners Asset Management Limited;

•	GLG Partners (Cayman) Limited; and

•	GLG Partners Limited.
     While neither Lavender Heights Capital LP nor Sage Summit LP has any direct or indirect equity interest in these three Acquired Companies, they have a contractual right to receive 15% of the aggregate consideration paid in connection with the acquisition under the terms of the equity participation plan. The reallocation of sale proceeds for these three Acquired Companies gives effect to the equity participation plan. It results in Lavender Heights Capital LP and Sage Summit LP receiving an additional 59,943 FA Sub 1 Limited ordinary shares and $272,847 of cash, in the aggregate.
          Apart from the fact that per share amounts vary based on the value of each Acquired Company and the number and type of equity interests issued by that Acquired Company, the consideration received by each GLG Shareowner will also vary because:
•	not every GLG Shareowner holds shares or other equity interests in each Acquired Company; and

•	GLG Shareowners who hold shares or other equity interests in many of the Acquired Companies, such as the Principals, have different percentage interests in the shares or other equity interests issued by different Acquired

Securities and Exchange Commission	-17-	August 24, 2007
Companies.
          However, in response to the Staff’s comments, the Company has included disclosure to explain that the consideration to be paid to each GLG Shareowner will vary depending on the specific Acquired Company and number and type of equity interest being acquired.
What vote is required in order to approve the acquisition proposal?, page v
14.	Please disclose whether any other person or entity has agreed to vote in favor of the acquisition. For example, disclose whether the principals will vote the 407,615 shares held by GLG in favor of the proposal.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Questions and Answers About the Proposals—What vote is required in order to approve the acquisition proposal?” in Amendment No. 1.
Summary, page 1
15.	Please quantify the aggregate GLG purchase price, including transaction costs, and describe in greater detail how Freedom’s directors determined that the fair market value of GLG is in excess of 80% of Freedom’s net assets plus the proceeds of the sponsors’ co-investment. We note your disclosure in the registration statement for the initial public offering that the fair market value of a target business will be determined by your board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, the values of comparable businesses, earnings and cash flow, and book value.
          In response to the Staff’s comment, the Company has revised the disclosure under “Summary” to quantify the aggregate consideration for the acquisition of GLG, including transaction costs. In negotiating and structuring the business combination, the Company’s board of directors looked at certain traditional metrics in valuating businesses, including multiples of historic cash flow, multiples of historic revenue and, in particular to asset management businesses, multiples of historic assets under management. Under each such metric, the contemplated acquisition, which reflects an enterprise value (assuming a trading price of the Company’s common stock of $10.00 per share) of approximately $3.3 billion, clearly exceeded the 80% asset test described in the Prospectus.
16.	In the registration statement for the initial public offering, you stated that Freedom will establish and maintain an audit committee to, among other things, monitor compliance on a quarterly basis with the terms relating to the

Securities and Exchange Commission	-18-	August 24, 2007
initial public offering. Please disclose whether the audit committee has reviewed the terms of the acquisition and determined whether the transaction complies with the terms of the initial public offering.
          In response to the Staff’s comment, the Company has revised the disclosure under “The Acquisition—Background of the Acquisition” in Amendment No. 1.
17.	Please disclose the voting and economic ownership of the company’s shares after the acquisition, including the ownership of each of the GLG shareowners and Freedom founders. Describe the dilutive effect of the proposals, including that existing Freedom stockholders will be reduced from owning 100% to approximately 23% of the outstanding capital stock (as disclosed on page 74).
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in Amendment No. 1.
18.	We note your disclosure in the registration statement for the initial public offering that you would be the controlling shareholder of the target company. The key factors that you would rely on in determining controlling shareholder status would be your acquisition of at least 51% of the voting equity interests of the target company and control of the majority of any governing body of the target company. Please explain how the acquisition complies with this term of the initial public offering, since the GLG shareowners will beneficially own common stock and Series A preferred stock which collectively initially represents approximately 54% of the voting power of Freedom (as disclosed on page 6). We may have further comments after we review your response.
          The Company supplementally advises the Staff as follows:
          The referenced language in the Prospectus relating to the Company being the controlling shareholder of the target company was added in response to a comment from the Staff asking if the Company would acquire a minority interest in an operating business. The answer to that was no.

Securities and Exchange Commission	-19-	August 24, 2007
          The Company intended to continue as the surviving public entity, whatever operating business it acquired, even if less than 100% of the operating business was acquired. In fact, it was prominently disclosed on page 24 of the Prospectus, and in other places throughout the Prospectus, that “[i]f we issue capital stock or redeemable debt securities to complete a business combination, your equity interest in us could be reduced or there may be a change of control”. It was not stated or implied in the Prospectus that the Company’s shareholders would not be minority owners of the Company after completion of a business combination. Therefore, the Company believes the requirements set forth in the Prospectus have been met.
          The Company, as the surviving public entity, will, in fact, control more than 51% of the operating business being acquired. Neither the issuance to the GLG Shareowners of shares of the Company to fund such acquisition or the appointment of new members to the board of directors change that result. In addition to the disclosure under the “Risk factors” section of the Prospectus set forth above, the “Business” section of the Prospectus contained language disclosing the issuance of additional securities. No limit was put on the amount of such securities. In fact, on page 51 of the Prospectus, the Company stated that “to consummate such an acquisition [$500 million to $1.5 billion], we would need to raise additional equity and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range, a greater amount of such additional equity or debt would be required.” Again, as noted above, the focus of this test is on the public entity’s “control” of the operating business. This is the case here, as the Company will own approximately 80% of the business and operations of GLG, with the remaining minority interest being in the form of FA Sub 2 Limited Exchangeable Shares held by the Trustee of the Gottesman GLG Trust which are exchangeable for shares of the Company’s common stock as described under “The Authorized Proposal—Description of Capital Stock—FA Sub 2 Limited Exchangeable Shares” and “Agreements Related to the Acquisition—Support Agreement” in Amendment No. 1.
19.	Under a separate subheading, please describe the structure of the company after the merger, including:
•	that you are a holding company and that the operations of the GLG business will be performed and all your assets will be held through the acquired companies,

•	the purpose for and ownership of each of the three FA Limited subsidiaries.

•	the economic and voting interests of the principals, other GLG shareowners, and Freedom founders in the company and its subsidiaries,

Securities and Exchange Commission	-20-	August 24, 2007
•	which businesses in the historical GLG financial statements are being acquired by Freedom and how this is different from what is presented in the historical financial statements,

•	the assets, businesses, funds and associated fees that will and will not be acquired by Freedom in the acquisition, and

•	the equity and profits interests that will not be acquired by Freedom.
We note the acquisition structure diagram on page 48. Please include the diagram in this section and also disclose the ownership interests in each of the subsidiaries in the diagram.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in Amendment No. 1.
20.	Disclose why you will reflect net losses and shareholder deficits on a pro forma basis after the transaction. It appears one reason may be the compensation charge. Please quantify the compensation charge resulting from the transactions.
          The Company believes that a discussion of the reasons the Company will reflect net losses and shareholder deficits on a pro forma basis following the acquisition is not appropriate in the “Summary” section of Amendment No. 1 because the lengthy disclosure required would disrupt the summary presentation of matters in that section. However, in response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to include the requested information under “Unaudited Pro Forma Condensed Combined Financial Information”.
21.	Describe how the transaction will be financed, including the nature of Citigroup’s role in the financing.
          In response to the Staff’s comment, the Company has revised the discussion under “Summary—The Acquisition—Financing” in Amendment No. 1 to include the requested disclosure. Similar disclosure has also been included under “Agreements Related to the Acquisition—Credit Facility” in Amendment No. 1.
GLG, page 1
22.	Tell us supplementally the source of the statement that GLG is the largest independent alternative asset manager in Europe and the 11th largest in the

Securities and Exchange Commission	-21-	August 24, 2007
world. Please also tell us the basis you are using for these figures, i.e. based upon assets under management, etc.
          The Company supplementally advises the Staff on behalf of GLG that the source for both rankings is Institutional Investor’s Alpha magazine 2007 “The Hedge Fund 100” ranking of global hedge funds by assets under management as of December 31, 2006, in which GLG is ranked #11. Within that ranking, GLG is also the largest independent alternative asset manager in Europe. While Barclays Global Investors and Man Investments rank above GLG in Alpha magazine’s ranking, both are part of larger public companies.
23.	Please disclose whether GLG, the principals or their affiliates contribute their own capital to the funds and whether they receive carried interest. We note that the principals and other key personnel are expected to invest cash proceeds they receive in the acquisition in GLG funds.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Companies—GLG” in Amendment No. 1.
24.	Please disclose the amount of consideration Istithmar and Sal. Oppenheim will pay of the 3% equity stakes. Please identify which entity in which they will purchase equity stakes.
          In response to the Staff’s comment, the Company has identified the entities in which Istithmar and Sal. Oppenheim will purchase equity stakes under “Summary—The Companies—GLG” in Amendment No. 1. However, the Company respectfully advises the Staff on behalf of GLG that GLG has not disclosed the amount of consideration Istithmar and Sal. Oppenheim will pay Jonathan Green and the Green GLG Trust. The transactions between Istithmar and Mr. Green and the Green GLG Trust and between Sal. Oppenheim and Mr. Green and the Green GLG Trust are privately negotiated transactions between those parties, and none of the GLG entities are parties to those agreements. The Company and GLG believe that the consideration paid by Istithmar and Sal. Oppenheim is not relevant to a decision by the Company’s shareholders whether to approve the acquisition. In addition, unlike purchases of minority equity interests in other alternative asset managers, such as Fortress Investment Group LLC and Blackstone Group L.P., by institutional investors immediately prior to the initial public offerings of these alternative asset managers, these sales were not used to establish a minimum valuation for the Acquired Company equity interests being purchased.
25.	Please briefly describe the components of GLG’s revenues, i.e. fee income.

Securities and Exchange Commission	-22-	August 24, 2007
Please also discuss the extent to which GLG receives income from its own investments in the GLG Funds.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Companies—GLG” in Amendment No. 1.
The GLG Shareowners, page 2
26.	With respect to the shares to be acquired in the reverse merger by each GLG shareowner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be acquired by that shareowner.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Acquisition—The GLG Shareowners” in Amendment No. 1.
The Acquisition, page 2
27.	We note from your disclosures on pages 3 and 5 as well as elsewhere throughout the filing (such as the organizational chart on page 48 and in the pro forma financial statements), that you have assumed that all of the put and call rights relating to FA Sub 1 Limited ordinary shares will be exercised. Please tell us and revise your filing to disclose the basis for this assumption. If you have a written agreement that requires the shareholder and/or Freedom to force the share exchange, then revise your filing throughout to indicate the existence and significant terms of the agreement. If you do not have such an agreement, please revise your filing throughout to fully describe and demonstrate how your organizational structure and your financial statements would be impacted if the put and call rights were not exercised.
          In response to the Staff’s comment, the Company has included disclosure under “Summary—The Acquisition—Acquisition Consideration” and elsewhere in Amendment No. 1 that it anticipates exercising, subject to approval by the Company’s reconstituted board of directors after the completion of the acquisition, its call right with respect to the ordinary shares of FA Sub 1 Limited at the earliest opportunity in the event that either Sage Summit LP or Lavender Heights Capital LP does not first exercise its put right. The Company supplementally advises the Staff that there is no written agreement that requires either the holders of FA Sub 1 Limited ordinary shares or the Company to exercise the put and call rights with respect to such shares. However, it would be in the Company’s interest to effect the exchange the FA Sub 1 Limited ordinary shares for shares of the Company’s common stock as soon as practicable following the consummation of the

Securities and Exchange Commission	-23-	August 24, 2007
acquisition in order to simplify and streamline FA Sub 1 Limited’s capital structure.
          If the put and call rights relating to the FA Sub 1 Limited shares are not exercised, the consolidated financial statements after the transaction will include a minority interest reflecting approximately 11% of FA Sub 1 Limited and its subsidiaries that will not be owned by the Company.
28.	Please clarify in the first paragraph whether all of the management, administrative, and performance fees will flow to the public investors in the same manner as to the principals through their proportionate beneficial ownership of the company. For example, disclose whether equity and profit interests will be available for distribution to the public investors, such as the limited partner profit shares.
          In response to the Staff’s comment, the Company has revised the first paragraph under “Summary—The Acquisition—Acquisition Consideration” in Amendment No. 1 to include the requested disclosure.
29.	Please break out each item in the embedded list on page 3 and describe the material terms of the securities and why each securities transaction was structured in this manner. For example:
•	describe the material terms of the notes, put and call rights, exchangeable shares, and Series A preferred stock,

•	disclose which GLG shareowners will receive securities issued by FA Sub 1 Limited and why they will receive these securities, and

•	explain why FA Sub 2 Limited will issue exchangeable shares and identify the GLG shareowners who will receive these shares.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Acquisition—Acquisition Consideration” in Amendment No. 1.
30.	Please summarize all the transactions related to the acquisition, including the GLG reorganization, all agreements relating to the acquisition, and the distributions to key personnel who have limited partnership interests in Sage Summit LP and Lavender Heights Capital LP.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Summary—The Acquisition—Acquisition Related Agreements and

Securities and Exchange Commission	-24-	August 24, 2007
Transactions” in Amendment No. 1.
Interests of Freedom Directors and Officers in the Acquisition, page 5
31.	Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all officers and directors will receive as a result of the transaction. Provide this information on an individual and group basis.
          Neither Mr. Berggruen nor any of the Company’s other directors has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to any of the Company’s existing officers and directors for services rendered prior to or in connection with the acquisition of GLG. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than the Company’s audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.
          The Company does not expect to pay any compensation to any of its officers until after the consummation of the acquisition. The Company expects that at or immediately after the closing of the acquisition of GLG, the compensation to be paid to members of the Company’s board of directors will be established by the reconstituted board of directors and such compensation will be reasonable and customary for the asset management industry. The Company’s directors and officers will not receive any other compensatory payments as a result of the transaction.
          However, in response to the Staff’s comments, the table initially appearing on page 43 of the Proxy Statement (which shows the amount that the units and the warrants beneficially owned by the Company’s directors and officers would be worth upon consummation of the acquisition and the unrealized profit from such securities based on an assumed market price), will be moved to the “Summary” section in Amendment No. 1.
Interests of Principals and Key Personnel of GLG in the Acquisition, page 5
32.	Please quantify the total compensation or other remuneration that each GLG shareowner, executive officer and key employee will receive:
•	from cash distributions in 2006 and 2007,

•	from cash distributions to be made immediately prior to the

Securities and Exchange Commission	-25-	August 24, 2007
acquisition,
•	in connection with the acquisition,

•	in the form of Freedom shares of common stock, and

•	from other reorganization transactions.
Provide this information on an individual and group basis. Please also disclose how future distributions will be calculated and made to the principals; for example, pursuant to limited partner profit shares.
          The Company supplementally advises the Staff on behalf of GLG as follows:
          Set forth in the table below is the requested information regarding cash distributions and cash compensation in 2006 and year-to-date 2007 for each GLG Shareowner and executive officer and the key personnel who participate in the limited partner profit share arrangement:

	Cash Distributions				Cash Compensation
			YTD				YTD
	2006		2007		2006		2007
			(U.S. Dollars in Thousands)
GLG Shareowners:
Noam Gottesman and Gottesman GLG Trust	$84,954		$102,694		$4,664		$2,892
Pierre Lagrange and Lagrange GLG Trust	41,337		82,546		4,700		2,901
Emmanuel Roman and Roman GLG Trust	15,533		35,212		4,659		2,892
Jonathan Green and Green GLG Trust	18,031		5,777		—		—
Chapter Investment Assets Limited(1)	—		10,123		—		—
Philippe Jabre and Jabre GLG Trust(2)	5,852		17,980		168		—
Executive Officers:
Simon White(3)	314	(4)	2,262	(4)(5)	2,053	(6)	—
Key Personnel(3)(7)	14,656		209,214	(4)(5)	105,956	(6)	76

(1)	A corporate trust company to which Mr. Green transferred non-voting interests in GLG Holdings Limited, GLG Partners Services Limited, GLG Partners Asset Management Limited and GLG Partners (Cayman) Limited on June 15, 2007 in consideration of Chapter being assigned Mr. Green’s obligations under his loans from Lehman Bankhaus. The non-voting interests will be redeemed immediately prior to the completion of the acquisition.

(2)	Mr. Jabre and the Jabre GLG Trust ceased to own voting shares of GLG Partners Limited, GLG Holdings Limited, GLG Partners Services Limited, GLG Partners (Cayman) Limited and GLG Partners Asset Management Limited in December 2006, and the non-voting shares of GLG Holdings Limited, GLG Partners Services Limited, GLG Partners (Cayman) Limited and GLG Partners Asset Management Limited owned by the Jabre GLG Trust were redeemed in June 2007.

(3)	Mr. White and other key personnel ceased to be employees and became participants in the limited partner profit share arrangement beginning in mid-2006.

(4)	Reflects cash distributions paid through Laurel Heights LLP and Lavender Heights LLP to Mr. White and other key personnel.

(5)	Includes limited partner profit share distributions made in 2007 with respect to 2006 performance.

(6)	Includes bonuses paid in 2006 with respect to 2005 performance.

(7)	Includes amounts paid or distributed to Mr. White.

          The Company further supplementally advises the Staff on behalf of GLG that

Securities and Exchange Commission	-26-	August 24, 2007
GLG may make further cash distributions to the individuals and entities in the table above from the distributable profits (net income less reserves) generated by GLG entities consistent with the terms of the purchase agreement; however, GLG does not expect any other cash distributions to be made in connection with the acquisition or any other reorganization transactions, except for the cash and shares to be issued as consideration for the acquisition, as described in Amendment No. 1.
          In response to the Staff’s comment, the Company has also included disclosure regarding how future distributions will be determined for the Principals and key personnel under “Summary—Acquisition—Acquisition-Related Agreements and Transactions” in Amendment No. 1.
Risk Factors, page 13
In order to retain our investment professionals . . ., page 14
33.	Please describe how limited partner profit share is determined and whether the principals and executive officers are entitled to such arrangements.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.
Damage to our reputation . . ., page 15
We may be subject to regulatory investigation . . ., page 17
34.	Please describe the recent regulatory investigations related to GLG, including the SEC investigation.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.
We are subject to substantial litigation and regulatory enforcement risks . . ., page 17
35.	Please describe in greater detail the legal recourse that investors have against GLG for dissatisfaction with the performance of funds.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.

Securities and Exchange Commission	-27-	August 24, 2007
Certain of our investment management and advisory agreements . . ., page 18
36.	Please disclose that GLG has granted rights to the investors that provide a simple majority of the unrelated investors with the ability to remove GLG from its position as fund manager.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.
We may use substantial amounts of leverage . . ., page 18
37. Please describe the business purposes for which you expect to finance your operations.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.
We may not be able to pay dividends on our common stock, page 27
38.	Please disclose in greater detail any restrictions from paying dividends imposed by your partnership agreements, credit facilities, and applicable law.
          In response to the Staff’s comment, the Company has included the requested disclosure in the referenced risk factor under “Risk Factors—Risks Related to Our Business Following the Acquisition” in Amendment No. 1.
Risks Related to the Acquisition, page 28
39. Please add the following risk factors in this section:
•	the conflicts of interests of the Freedom founders and principals, including the payments and distributions to these individuals in connection with the acquisition,

•	GLG’s indemnification to Freedom and the cap levels,

•	the dilutive effect of the acquisition and related transactions to existing shareholders, and

•	any risks related to the fund investments by the principals and other

Securities and Exchange Commission	-28-	August 24, 2007
key personnel of 50% of the acquisition cash proceeds received by them.
          In response to the Staff’s comment, the Company has revised the “Risk Factors—Risks Related to the Acquisition” section in Amendment No. 1 to include the requested additional risk factors.
We expect to incur significant costs associated with the acquisition . . ., page 28
40.	Please disclose the compensation charges related to the acquisition. Also disclose that Freedom will have negative net worth and net losses on a pro forma basis after the acquisition.
          In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the requested disclosure under “Unaudited Pro Forma Condensed Combined Financial Information” and has added a cross-reference to the added disclosure in the referenced risk factor under “Risk Factors—Risks Related to the Acquisition” in Amendment No. 1.
Forward-Looking Statements, page 37
41.	Sections 27A(b)(1)(A) of the Securities Act and Sections 21E(b)(1)(A) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to companies who have violated the antifraud provisions of securities laws within the last three years. Please revise accordingly.
          The Company and GLG respectfully disagree with the Staff’s comment and believe that the Company and GLG should not be barred from relying on the safe harbor provisions for forward-looking statements under Section 27A(b)(1)(A) of the Securities Act and Section 21E(b)(1)(A) of the Exchange Act for the following reasons:
          The Company and GLG believe that the Staff has raised the comment in light of GLG’s May 29, 2007 settlement of claims by the SEC that GLG violated Rule 105 of Regulation M under the Exchange Act. In connection with that settlement, GLG consented to the entry of an Order by the SEC (the “Order”) requiring GLG (1) to pay disgorgement of $2,214,180.00 and $489,455.94 in prejudgment interest, for a total amount of $2,703,635.94, in connection with GLG’s alleged violations of Rule 105 and (2) to cease and desist from committing or causing any future violations of Rule 105 of Regulation M. At the same time, GLG also consented to the entry of a Final Judgment in a civil action in the United States District Court for the District of Columbia, pursuant to which GLG was required to pay a civil penalty of $500,000. Significantly, however, there

Securities and Exchange Commission	-29-	August 24, 2007
was no finding by the SEC or admission by GLG in connection with the settlements that GLG violated the “antifraud provisions of the securities laws” nor was there any finding by the SEC of any intentional misconduct by GLG.
          The safe harbor provisions of Section 27A(c) of the Securities Act and Section 21E(c) of the Exchange Act are not available for any forward-looking statement that is “made with respect to the business or operations of an issuer, if the issuer . . . during the 3-year period preceding the date on which the statement was first made . . . has been made the subject of an . . . administrative decree or order arising out of a governmental action that (I) prohibits future violations of the antifraud provisions of the securities laws; (II) requires that the issuer cease and desist from violating the antifraud provisions of the securities laws; or (III) determines that the issuer violated the antifraud provisions of the securities laws . . . .”
          The mere fact that the SEC entered the Order finding that GLG violated Rule 105 does not provide sufficient grounds for the conclusion that GLG “violated the antifraud provisions of the securities laws”. As the SEC recognized in the Order, Rule 105 “is prophylactic and prohibits the conduct irrespective of the short seller’s intent in effecting the short sale”. (Emphasis added). In other words, a violation of Rule 105 can occur — as in GLG’s case — in the absence of an intent to defraud or to engage in any misconduct. The SEC itself recently recognized the distinction between Rule 105 and the “antifraud provisions” of the securities laws in an August 10, 2007 release announcing changes to Regulation M to take effect on October 9, 2007 (SEC Release No. 34-56206; File No. S7-20-06, “Short Selling in Connection With a Public Offering”). The release states, in relevant part: “We note that an entity that does not comply with the exception may be in violation not only of Rule 105, but also the antifraud provisions.” (Emphasis added). This language makes plain that an entity “may be” in violation of Rule 105, without, at the same time, being in violation of the “antifraud provisions” of the securities laws.
          The size of the civil penalty imposed upon GLG also demonstrates that the SEC drew just this distinction — i.e., the absence of any fraud — when evaluating GLG’s conduct in connection with the alleged Rule 105 violations. Under Section 21(d)(3) of the Exchange Act, the SEC had the authority to seek First, Second or Third tier penalties against GLG for the alleged Rule 105 violations. A First tier penalty can be imposed in the absence of any finding of fraud. As against a company, a First tier penalty cannot exceed $50,000 for each violation or the “gross amount of pecuniary gain”. A more severe, Second tier penalty applies if the violation involves “fraud, deceit, manipulation, or deliberate or reckless disregard of a regulatory requirement”. A Second tier penalty cannot exceed $250,000 for each violation or the amount of pecuniary gain. The most severe penalty, the Third tier, applies if the violation involves fraud or deceit and “such violation directly or indirectly resulted in substantial losses or created a significant risk of

Securities and Exchange Commission	-30-	August 24, 2007
substantial losses to other persons.” Third tier penalties cannot exceed $500,000 for each violation or the amount of the pecuniary gain.
          The $500,000 civil penalty imposed on GLG for the 16 alleged Rule 105 violations falls squarely within the First tier of penalties. In fact, that penalty (the lowest ever imposed by the SEC in a Rule 105 case as a percentage of the total fine) is significantly less than the maximum First tier penalty the SEC could have imposed — i.e., $2,214,180 (the pecuniary gain GLG disgorged). Plainly, the SEC’s decision not to seek Second or Third tier penalties against GLG demonstrates that the SEC determined that GLG’s alleged Rule 105 violations did not rise to the level of involving “fraud, deceit, manipulation, or deliberate or reckless disregard of a regulatory requirement”.
          For these reasons, the Company and GLG respectfully submit that GLG was not found to be in violation of the antifraud provisions of the federal securities laws in connection with the settlement, nor does the cease and desist Order relate to any future violation of the antifraud provisions of the federal securities laws. As a result, the Company and GLG believe that there are no grounds for barring reliance on the safe harbor provisions of Section 27A(b)(1)(A) of the Securities Act and Section 21E(b)(1)(A) of the Exchange Act.
The Acquisition Proposal, page 43
U.S. Federal Income Tax Consequences of the Acquisition, page 44
42.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words that “it is not expected” that stockholders will have any tax related issues as a result of voting on the acquisition.
          In response to the Staff’s comment, the Company has made the requested revision under “The Acquisition Proposal—U.S. Federal Income Tax Consequences of the Acquisition” in Amendment No. 1.
43.	Please disclose the tax consequences to your investors of owning shares in a public investment limited partnership.
          The Company notes that it is currently subject to U.S. income tax as a corporation and is not a public investment limited partnership. The U.S. income tax status of the Company will not change as a result of the acquisition, and the Company will continue to be subject to U.S. income tax as a corporation following the completion of the acquisition.

Securities and Exchange Commission	-31-	August 24, 2007
44.	Disclose whether any tax opinions will be issued in connection with the acquisition. If so, please describe.
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition Proposal—U.S. Federal Income Tax Consequences of the Acquisition” in Amendment No. 1.
Acquisition Structure, page 48
45.	Please describe the business, regulatory, tax and other objectives in determining the acquisition structure.
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition—Acquisition Structure” in Amendment No. 1.
46.	Please describe the material terms of the partnership agreements since you are dependent upon distributions from the partnerships to fund dividends.
          In response to the Staff’s comment, the Company has included the requested descriptions in Amendment No. 1 under “Organizational Structure” and has included a cross-reference to that discussion. The Company believes that the inclusion of the requested descriptions under “Organizational Structure” in Amendment No. 1, along with additional disclosure concerning the limited partner profit share arrangements to clarify the amounts which will be available for distributions that may fund dividends, is more appropriate because it allows the reader to better understand the structure and its impact on distributions available for dividends.
Background of the Acquisition, page 48
47.	Please include disclosure that addresses the timing and circumstances of Citigroup’s engagement as financial advisor.
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition Proposal—Background of the Acquisition” in Amendment No. 1.
48.	Describe any material agreement, arrangement or understanding, whether written or oral, between Freedom or any of its affiliates and GLG or its any of its affiliates. For example, disclose the discussions and negotiations relating to the support, shares exchange, shareholders, and founders agreements and the agreement among principals and trustees.

Securities and Exchange Commission	-32-	August 24, 2007
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition—Background of the Acquisition” in Amendment No. 1.
49.	Please discuss the recommendation of the board of directors and the information and matters that it considered in making its recommendation. Include a discussion of the risks that the board considered in specific terms and for each of the factors considered disclose how each factor either supported or did not support the decision to approve the acquisition.
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 1.
The Purchase Agreement, page 51
50.	We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure.
          In response to the Staff’s comment, the Company, on behalf of itself and GLG, acknowledges that the Company and GLG are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in Amendment No. 1 not misleading. In addition, the Company has revised the second paragraph of “The Purchase Agreement” in Amendment No. 1 to include the requested disclosure.
51.	Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in the purchase agreement. Please revise your disclosure accordingly.
          In response to the Staff’s comment, the Company has revised the disclaimers in the second paragraph under “The Purchase Agreement” in Amendment No. 1 to remove the statement relating to the inability of investors to rely on certain disclosures in the Proxy Statement. However, the Company and GLG respectfully submit that it is very

Securities and Exchange Commission	-33-	August 24, 2007
important that readers of the Proxy Statement understand that the representations and warranties in the purchase agreement were made by the parties to the purchase agreement as of a specific point in time for the purpose of inducing each other to enter into the purchase agreement, and that they are time-bound, qualified by disclosure schedules and in some cases not intended to be true statements of known facts, but to allocate risk between the parties. For these reasons, the Company and GLG respectfully submit that it is important that the Company’s shareholders reading Amendment No. 1 understand that the contractual representations and warranties in the purchase agreement may not accurately characterize the current actual state of facts with respect to the Company or GLG.
The Authorized Share Proposal, page 73
52.	Please disclose in tabular format:
•	the securities currently authorized,

•	the securities currently issued and outstanding,

•	the shares of common stock reserved for issuance under currently issued securities,

•	the securities to be issued in connection with the acquisition, the LTIP, and other related transactions, and

•	the purpose of the authorization of the remaining securities and state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance.
See Item 11(c) and (d) of Schedule 14A.
          In response to the Staff’s comment, the Company has included the requested disclosure under “The Authorized Share Proposal—Description of Capital Stock” in Amendment No. 1.
The Incentive Plan Proposal, page 82
53.	In the tabular format specified in Item 10(a)(2) of Schedule 14A, disclose the benefits or amounts that will be received by or allocated to each principal and executive officer and executives as a group under the LTIP.
          In response to the Staff’s comment, the Company has included additional

Securities and Exchange Commission	-34-	August 24, 2007
disclosure under “The Incentive Plan Proposal—Plan Benefits” to disclose that awards under the LTIP are generally to be made at the discretion of the Compensation Committee or the Principals (with respect to non-executive participants) and to date there has been no determination by the Compensation Committee or the Principals with respect to future awards under the LTIP for participants, including the Principals and executive officers. Therefore, the benefits and amounts that will be received or allocated under the LTIP are not determinable at this time and the Company has not included a table reflecting such benefits or awards. In addition, neither the Company nor GLG has previously adopted an equity-based compensation plan similar to the LTIP for the Principals or executive officers. As a result, the Company hereby advises the Staff that at this time it is unable to disclose the benefits or amounts that will be received by or allocated to each Principal and executive officer and all executive officers as a group under the LTIP in a tabular format specified by Item 10(a)(2) of Schedule 14A, as requested by the Staff.
Selected Combined Historical Financial Information of GLG, page 92
54. Please revise to disclose distributions issued to equity holders for each period presented.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Selected Combined Historical Financial Information of GLG” and “Summary Combined Historical Financial Information of GLG” in Amendment No. 1.
GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies: Combination Criteria, page 94
55.	Please tell us when investors of each GLG fund were granted rights providing them with the ability to remove GLG as the fund manager. GLG Funds should be included in your combined financial statements prior to the date that these rights were granted. Please revise your filing throughout if necessary.
          In response to the Staff’s comment, the Company is supplementally providing on behalf of GLG the following information with respect to the dates investors in each of the GLG Funds were granted rights providing them with the ability to remove GLG as the fund manager (“kick-out rights”):

Securities and Exchange Commission	-35-	August 24, 2007

Name of Fund	Date of Formation	Date Kick-Out Rights Granted

Kick out rights granted at Inception
GLG Absolute Return Bond Fund	27-Jan-06	27-Jan-06
GLG Consumer Fund	24-Oct-05	24-Oct-05
GLG Emerging Markets Fund	24-Oct-05	24-Oct-05
GLG Emerging Markets Special Situations Fund	26-Mar-07	26-Mar-07
GLG Esprit Fund	25-Aug-06	25-Aug-06
GLG Event Driven Fund	19-Apr-06	19-Apr-06
GLG Global Futures Fund	28-Jun-04	28-Jun-04
GLG Global Utilities Fund	23-Nov-05	23-Nov-05
GLG Investments V plc	23-Feb-07	23-Feb-07
GLG Japanese Long-Short Fund	27-Oct-04	27-Oct-04
GLG MMI Directional Fund	26-May-06	26-May-06
GLG MMI Japanese Opportunity Fund	26-May-05	26-May-05
GLG Strategy Fixed Income Fund	17-Jan-04	28-Jan-04

Other Funds
GLG Alpha Select Fund	30-Aug-04	24-Jan-05
GLG Credit Fund	2-Sep-02	24-Jan-05
GLG European Long-Short Fund	1-Oct-00	24-Jan-05
GLG European Opportunity Fund	1-Jan-02	24-Jan-05
GLG Financials Fund	03-Jun-02	24-Jan-05
GLG Global Aggressive Fund	29-Dec-99	24-Jan-05
GLG North American Opportunity Fund	2-Jan-02	24-Jan-05
GLG Technology Fund	3-Jun-02	24-Jan-05
GLG Mangousta Fund	11-Feb-02	24-Jan-05
GLG North American Long Short Fund	1-Jan-00	24-Jan-05
GLG Global Macro Fund	11-Feb-02	24-Jan-05
Prescient Alpha Fund	1-Oct-01	24-Jan-05
GLG Market Neutral Fund	15-Jan-98	24-Jan-05

Securities and Exchange Commission	-36-	August 24, 2007

Name of Fund	Date of Incorporation	Date Kick-Out Rights Granted

GLG MMI Enhanced Fund	1-Dec-03	24-Jan-05
GLG Global Convertible Fund plc	1-Aug-97	18-Apr-05
GLG Global Opportunity Fund plc	4-Feb-97	18-Apr-05
GLG Investments plc	1-Aug-96	18-Apr-05
GLG Investments III plc	7-Jul-97	18-Apr-05
Prime GLG Diversified Fund plc	16-Mar-04	18-Apr-05
GLG Investments IV plc	7-Jul-98	18-Apr-05
GLG Multi-Strategy Fund SICAV	7-Jan-03	26-Jun-05
GLG MMI Enhanced II Fund*	5-Dec-06	20-Dec-06

* Fund was formally, founded on January 2, 2007. There was no net income during the period December 5, 2006 to December 20, 2006
          The Company respectfully supplementally advises the Staff on behalf of GLG that GLG does not believe it is appropriate to include the GLG Funds in GLG’s combined financial statements prior to the dates set forth above for the following reasons:
          First, all of the GLG Funds are limited liability companies incorporated in either the Cayman Islands, Ireland or in one case Luxembourg. These companies are not limited partnerships or similar structures and there is no general partner or managing member. Furthermore, all of the GLG Funds have a board of directors and each board consists of a majority of independent directors who are appointed by the shareholders and/or existing directors. Therefore, these entities are not in the scope of Emerging Issues Task Force ("EITF") Issue No. 04-5 and there is no presumption that GLG should consolidate the funds before the granting of kick-out rights to the investors.
          Second, FASB Interpretation No. 46(R) ("FIN 46 (R)") requires consolidation of the funds prior to the granting of kick-out rights when GLG is determined to be the primary beneficiary. GLG's detailed analysis indicates that GLG was not the primary beneficiary.
          Third, GLG does not own any voting interests in the funds (except for the GLG MMI Enhanced II Fund ) and therefore is not required to consolidate the funds on the basis of voting control.

Securities and Exchange Commission	-37-	August 24, 2007
Critical Accounting Policies: Compensation and Limited Partner Profit Share, page 94
56.	We note your disclosure on page 94 that compensation expense related to performance fees is accrued during the period for which the related performance fee revenue is recognized. We also note your disclosure on page 98 which states that employee compensation includes significant fixed annual salary and other compensation based on individual, team, and company performance and profitability. Please revise your MD&A and your financial statement footnotes to differentiate between all the different types of employee compensation that you pay and your accounting policies for accruing each type of compensation. For example, it is unclear which types of compensation are related to performance fees and thus are only accrued at the end of the second and fourth quarters.
          In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to classify GAAP employee compensation and benefits into three categories, namely (i) base compensation and benefits, (ii) variable compensation, and (iii) discretionary bonus. Additionally, the limited partner profit shares, which are presented in the non-GAAP disclosure to derive the measure “Non-GAAP comprehensive limited partner profit share, compensation and benefits”, are classified into three categories: (i) base limited partner profit share priority drawing, (ii) variable limited partner profit share priority drawing and (iii) discretionary limited partner profit share amounts.
Equity-Based Compensation, page 95
57.	Please supplementally tell us and revise your disclosure in the filing to describe how you determined the fair value of your equity compensation. Please also revise your MD&A to disclose the total amount of equity compensation granted and/or to be granted and separately disclose the amounts that are expected to be recorded in the rest of 2007, 2008, and 2009 as well as the aggregate amount that will be recorded in later periods, assuming no change in value.
          The Company supplementally advises the Staff on behalf of GLG that GLG determined the fair value of the equity compensation relating to (1) the 10 million shares to be allocated to GLG’s employees, key personnel and certain other individuals, (2) the equity participation plan and (3) the agreement among principals and trustees based on the fair market value of the Company’s common stock on July 31, 2007 of $10.58 per share (the closing price on that date).

Securities and Exchange Commission	-38-	August 24, 2007
          In response to the Staff’s comment, the Company has revised “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 to include a summary of total share-based compensation expenses GLG will incur over the vesting terms of the stock-based awards or interest in connection with the acquisition beginning on the closing date of the acquisition.
Net Revenues, page 96
58.	Your discussion of net revenues differentiates between fees charged at the investee fund level and the investing fund level. Please revise your filing here (or cross reference to a discussion in another relevant section of the filing) to more fully explain how you determine which fund is the investee fund and which is the investing fund. Provide an example as necessary to help facilitate a reader’s understanding.
          In response to the staff’s comment, the Company has revised the discussion of net revenues in “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 to distinguish between fees charged at the investee and investing fund levels and to provide the other requested disclosures.
Net Revenues, page 106
59.	Please revise your MD&A throughout to quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you disclose on page 106 that the $12.6 million increase in net administration fees was driven by a 41.3% higher average net AUM balance and an increase in the annualized net administration fee yield, however is unclear how much each of these factors impacted the total fluctuation. Similarly, you disclose on page 109 that general administrative and other expenses increased by $14.2 million due to growth in occupancy, temporary personnel and regulatory costs but it is unclear how much each of these factors impacted the total fluctuation and the reasons why. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.
          In response to the staff’s comment, the Company has revised the disclosure in “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 to provide additional information regarding the relative impact of each factor when multiple factors contribute to material changes.
Change in GAAP Net Revenues and Other Income between Years Ended December 31, 2006 and December 31, 2005, page 107
60.	It is unclear why your key ratios use annualized net revenues and quarterly

Securities and Exchange Commission	-39-	August 24, 2007
average net AUM to explain changes in GAAP net revenues and other income between two annual periods. It is also unclear why you use the word “quarterly” in the quarterly average AUM line item in the second table on page 101 since you appear show both average AUM for quarterly and annual periods in this line item. Please revise your formulas and/or captions accordingly. Please also revise your MD&A to more fully explain the purpose of these ratios and their significance to management and/or investors.
          The Company acknowledges that ratios calculated for annual periods do not require the term “annualized” in their caption and has revised the captions accordingly. The Company supplementally advises the Staff that the concept of “quarterly” average AUM is an average AUM calculated based on AUM levels at the end of every quarter and has included the requested disclosure in “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1.
61.	As a related matter, if you continue to believe that ratios which involve quarterly average net AUM are relevant to your discussion for both interim and annual periods, please revise to demonstrate how you have calculated quarterly average net AUM for each period presented since this information does not appear to be readily determinable from the filing.
          In response to the Staff’s comments, the Company has revised the disclosure in “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 to include an explanation of the methodology.
Qualitative and Quantitative Disclosures About Market Risk, page 118
62.	It appears that you have provided qualitative market risk disclosures but have not provided quantitative market risk disclosures. Please revise to provide the quantitative information about market risk using one of the three disclosure alternative provided in Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.
          In response to the Staff’s comment, the Company has revised the discussion under “Quantitative and Qualitative Disclosure About Market Risk” to explain why GLG believes it would be difficult to provide the requested information.

Securities and Exchange Commission	-40-	August 24, 2007
Unaudited Pro Forma Condensed Combined Financial Information, page 120
63.	As a part of the exchange of ownership interests in the acquired companies for cash, notes and/or stock, please supplementally tell us and revise your disclosures to explain how you determined the amount of consideration that would be distributed to each owner of each acquired company. In doing so, please also point out any consideration distributed to investors in an acquired company that was not on a prorated basis to all investors in that entity and the reasons for the non-prorated distribution to those investors.
          See the Company’s response to Staff comment no. 13.
64.	Please tell us and revise your filing to describe how you accounted for the subsequent exchange of FA Sub 1 Limited and FA Sub 2 Limited shares for Freedom shares. Your response should fully explain the accounting literature you relied upon to support your treatment. If you believe the exchange is non-substantive, please also tell us and revise your filing to explain the economics of the transaction as it relates to other Freedom shareholders.
          The Company respectfully informs the Staff that the pro forma adjustments have not assumed any subsequent exchange of FA Sub 2 Limited shares.
          The exchange of the FA Sub 1 Limited ordinary shares has been assumed to occur promptly after the acquisition as explained in our response to Staff comment no. 27.
          The initial issuance of FA Sub 1 Limited ordinary shares has been accounted for as a recapitalization reverse acquisition in the combined pro forma financial statements of the Company.
          The assumed subsequent exchange of the FA Sub 1 Limited ordinary shares for shares of Freedom common stock has been accounted for at carry over value in accordance with FASB Technical Bulletin No. 85-5 (“FTB 85-5”) Question 2. Paragraph 6 states the following:
“if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.”

Securities and Exchange Commission	-41-	August 24, 2007
          Since the acquisition of minority interests is clearly linked to and dependent on the legal acquisition of the Acquired Companies by the Company where GLG is the accounting acquirer, GLG considered whether there would be a change in relative ownership among the GLG Shareowners in order to determine whether this would be a purchase event.
          The minority shareholders of FA Sub 1 Limited, namely Sage Summit LP and Lavender Heights Capital LP, will hold a total of 33,000,000 ordinary shares of FA Sub 1 Limited prior to the exchange. This represents approximately 11% of the total number of outstanding FA Sub 1 Limited shares and therefore an approximately 11% ownership interest in all assets and liabilities held in FA Sub 1 Limited and its subsidiaries. After the assumed exchange the minority shareholders will hold a total of 33,000,000 shares of the Company’s common stock which represents an approximately 11% ownership interest in all assets and liabilities held by the Company. Since the GLG entities are to be held below the FA Sub 1 Limited level in the proposed group structure and the Company will hold no significant assets other than the Shares of FA Sub 1 Limited, the acquisition of the minority interest does not represent a purchase event.
65.	It appears from your disclosures throughout the filing that there are participants who are not part of the GLG control group but who will have their interests exchanged for cash, debt and/or shares of Freedom and/or its subsidiaries. It appears that the minority interest acquisition should be treated as a purchase at fair value in the pro forma balance sheets as of March 31, 2007 and the pro forma income statements for the year ended December 31, 2006 and the three months ended March 31, 2007. Please revise your filing accordingly or tell us how you determined that purchase accounting for these minority interests would not be appropriate. Refer to Question 2 of FASB Technical Bulletin No. 85-5.
          The Company supplementally advises the Staff on behalf of GLG that in concluding whether purchase accounting for the acquisition of minority interests was appropriate, GLG relied on Question 2 of FTB 85-5. Paragraph 6 states the following:
“if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.”
          As the relative percentage ownership among the control group and other participants (minority interests) before and after the transaction are the same, it was

Securities and Exchange Commission	-42-	August 24, 2007
concluded that the acquisition of minority interests should be accounted for at historical cost rather than a purchase at fair value.
          Since the acquisition of minority interests is part of the legal acquisition of the Acquired Companies by the Company where GLG is the accounting acquirer, GLG considered whether there would be a change in relative ownership among the GLG Shareowners in order to determine whether this would be a purchase event. GLG determined whether there will be any change of relative ownership of each individual Acquired Company among the GLG Shareowners based on a comparison of: (1) the percentage of shares owned in each Acquired Company by the minority interests prior to the transaction, and (2) the percentage of the Company’s shares that will be issued to the minority interests.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 121_
66.	Please revise to disclose the pro forma number of authorized, issued, and outstanding shares by class on the face of your pro forma balance sheet.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Unaudited Pro Forma Condensed Combined Balance Sheet—Assuming Minimum Approval” and “—Assuming Maximum Approval” in Amendment No. 1.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 123
67.	We note that you accounted for minority interest in your historical financial statements for GLG included on this page, however, it appears that your audited financial statements for GLG beginning on page F-3 do not present a similar minority interests line item. Please make the appropriate revisions so that your presentation is consistent throughout the filing.
          In response to the Staff’s comment, the Company has made the requested revision to the “Combined Statement of Operations” in Amendment No. 1.
68.	Please revise to remove the dollar signs for your pro forma diluted weighted average shares outstanding.
          In response to the Staff’s comment, the Company has made the requested revision to the “Unaudited Pro Forma Condensed Combined Statement of Operations” in Amendment No. 1.
69.	In a recapitalization transaction, the weighted average shares outstanding for

Securities and Exchange Commission	-43-	August 24, 2007
pro forma EPS purposes would normally be calculated by adding the number of shares effectively issued to former Freedom Shareholders and the weighted average outstanding shares at GLG, since GLG is the operating company. Due to GLG’s structure prior to the recapitalization, it would appear that you would likely end up using the number of Freedom shares issued to the GLG equity owners in the recapitalization transaction, rather than determining a weighted average number of shares for the GLG portion of the computation. Your computations should not be using weighted average shares of Freedom at all since, for pro forma purposes, the shares effectively issued to former Freedom shareholders are reflected as if they had been outstanding since the beginning of the 2006 fiscal year. Please revise your EPS and weighted average share computations for both the three months ended March 31, 2007 and the year ended December 31, 2006 accordingly.
          In response to the Staff’s comment, the Company has made the requested revision under “Unaudited Pro Forma Condensed Combined Statement of Operations” for the six months ended June 30, 2007 and the year ended December 31, 2006 in Amendment No. 1.
Note B. Pro Forma Adjustments, page 126
70.	Please revise your discussion of adjustments 5 and 7 to describe whether actual interest rates can vary from those depicted in your pro forma adjustments. If actual interest rates can vary, please disclose the effect on income of a 1/8 percent variance in interest rates.
          In response to the Staff’s comment, the Company has made the requested revision under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
71.	Please revise your discussion of adjustment 7 to disclose the significant terms associated with the notes to be issued to GLG Shareowners, including the maturity date and interest rate. Please also clearly disclose the impact of the notes to pro forma interest expense for both interim and annual periods.
          In response to the Staff’s comment, the Company has made the requested revision under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
72.	Please revise your discussion of adjustment 8 to more clearly describe how you calculated the amount of pro forma adjustments to deferred compensation and compensation expense for each of the periods presented.

Securities and Exchange Commission	-44-	August 24, 2007
Please also describe the assumptions used to calculate your pro forma adjustments.
          In response to the Staff’s comment, the Company has made the requested revision under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
73.	Please revise your discussion of adjustment 12 to more clearly describe the reason for these pro forma adjustments to employee compensation and income taxes, how the amounts were determined and how you determined that the amount of the adjustments are factually supportable.
          In response to the Staff’s comment, the Company has made the requested revision under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
74.	You include a description of adjustment 15 on page 127, however, there is no actual adjustment to the pro forma financial statements for cumulative dividends. Furthermore, you disclose on page 128 that you treated the Exchangeable Shares of FA Sub 2 Limited as outstanding Freedom common stock for purposes of calculating basic and diluted earnings per share, thus it is unclear why an adjustment would be necessary to account for cumulative dividends on the Exchangeable Shares. Please revise to more clearly explain these apparent inconsistencies.
          In response to the Staff’s comment, the Company has made the adjustments to the “Unaudited Pro Forma Condensed Combined Statement of Operations” and included the requested disclosure under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
75.	Please revise your discussion of adjustment 16 to disclose, by type of potentially dilutive security, the number of pro forma additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive.
          In response to the Staff’s comment, the Company has made the requested revision under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
76.	Please revise to explain how you considered the outstanding warrants in determining the amount of your diluted weighted average shares outstanding for each pro forma period presented.

Securities and Exchange Commission	-45-	August 24, 2007
          The Company supplementally advises the Staff on behalf of GLG that because of the pro forma net losses, outstanding warrants to purchase the Company’s common stock have not been included in the denominator for EPS computations because to do so would be antidilutive. The Company has revised adjustment 16 under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1 to disclose details of outstanding warrants that could potentially dilute EPS in the future.
77.	Please tell us why your pro forma adjustments 11 and 16 assume the conversion of FA Sub 2 Limited shares for Freedom shares. It appears that the impact of assuming conversion is antidilutive. Please revise to describe the participation rights of the Freedom Series A preferred stock. Preferred stockholders don’t typically share in losses when they are participating, they usually only share in earnings thus it is unclear why the preferred shares would be included in your EPS computations. Please also revise your pro forma footnote disclosure to better describe your rationale.
          In response to the Staff’s comment, the Company has made the requested disclosure under Note B to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1.
Industry, page 131
Asset Management, page 131
78.	Please disclose the extent to which you manage investments in subprime mortgages, if material.
          The Company supplementally advises the Staff on behalf of GLG that the GLG Funds do not have any material investment positions in subprime mortgages or mortgage companies. The GLG Funds do have some short exposure to the subprime market through their ownership of long credit default swap positions on underlying U.S. subprime mortgage-backed securities. GLG believes that this exposure is not material.
Information about GLG, page 134
Business Overview, page 134
79.	Please describe in greater detail the information you present in the table on page 135. Consider providing an example on how to interpret this data.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Information About GLG—Business—Overview” in Amendment No. 1.

Securities and Exchange Commission	-46-	August 24, 2007
Fund Performance and Structure, page 140
80.	We note the lead in sentence to the performance table states that only the “largest” funds are listed. Please include all your funds in the table. Clarify whether the principals or their affiliates will have operations or a business that is separate from the company. Are there any funds or investments that these entities will manage or control outside of the company?
          In response to the Staff’s comment, the Company has included the requested disclosure under “Information About GLG—Products and Services—Fund Performance and Structure” in Amendment No. 1.
81.	Also add the following disclosure in the table for each fund, as applicable:
•	the capital invested by GLG and/or the principals and their affiliates,

•	the net asset value or assets under management of your interest in the fund before and after the reorganization,

•	the IRR or a comparable performance measure,

•	disclose whether each fund is registered or unregistered,

•	identify the general manager or investment advisor for each fund, and

•	information regarding fees (management, administrative, and performance).
Explain how each amount in the table is calculated and how the information in the table will change after the reorganization.
          In response to the Staff’s comment, the Company has included the requested disclosure in the table and cross-referenced the discussions in “Information About GLG—Competitive Strengths—Alignment of Interests” in Amendment No. 1. Please note, however, that (i) there is no capital invested by GLG in the GLG Funds, other than de minimus amounts of subscriber and management shares and (ii) there will be no change in the net asset value or assets under management of GLG’s interests in the GLG Funds before and after the reorganization.
82.	Please disclose whether there are any key man provisions in any of your funds. If so, quantify any potential redemption and the debt acceleration provisions relating to the key man provisions, including the financial

Securities and Exchange Commission	-47-	August 24, 2007
statement impact such terms could have.
          In response to the Staff’s comment, the Company has made the requested disclosure under “Information About GLG—Products and Services—Fund Performance and Structure” in Amendment No. 1.
83.	Explain how you structure the funds and how initial capital commitments are determined and funded. Also explain in greater detail how leverage is employed to enhance equity returns.
          In response to the Staff’s comment, the Company has made the requested disclosure under “Information About GLG—Products and Services—Fund Performance and Structure” in Amendment No. 1.
84.	Please describe the material terms of your advisory and investment management agreements.
          In response to the Staff’s comment, the Company has made the requested disclosure under “Information About GLG—Products and Services—Fund Performance and Structure” in Amendment No. 1.
85.	Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the principals or their affiliates to recover losses related to misrepresentation, fraud or poor investment returns.
          Please see the Company’s response to Staff comment no. 35.
Legal and Regulatory Proceedings, page 151
86.	Please disclose in this section and the notes to the financial statements that GLG consented not only to the SEC order, but to the United States District Court for the District of Columbia final judgment.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Information About GLG—Legal and Regulatory Proceedings” and in the “Notes to the Combined Financial Statements” in Amendment No. 1.
Information About Freedom, page 152
87.	Please revise your filing here and on page 10 to include selected financial data for Freedom Acquisition Holdings, Inc. as required by Item 301 of Regulation S-K.

Securities and Exchange Commission	-48-	August 24, 2007
          In response to the Staff’s comment, the Company has made the requested revisions under “Selected Historical Information of Freedom” and “Summary—Summary Historical Financial Information of Freedom” in Amendment No. 1. Please note that since the Company has not had any significant operations to date, only balance sheet data is presented.
88.	Please revise your filing to include the supplementary financial information required by Item 302 of Regulation S-K.
          Please see the Company’s response to Staff comment no. 87. As a result, the Company believes that providing the requested supplemental information would not be meaningful to investors and shareholders.
Compensation Discussion and Analysis—GLG, page 162
89.	Please discuss the principals’ role in the compensation-setting process, if any, and clearly state who made the compensation decisions you refer to throughout your CD&A.
          In response to the Staff’s comment, the Company has revised the discussion in the first paragraph under “Compensation Discussion and Analysis—GLG” in Amendment No.1 to include the requested disclosure.
90.	Please disclose how each element of compensation is determined, including discretionary bonuses, and why you choose to pay each element. See Item 402(b)(1)(iii) and (iv) of Regulation S-K.
          In response to the Staff’s comment, the Company, on behalf of GLG, respectfully advises the Staff that the manner in which each element of compensation is determined is disclosed in Amendment No. 1 under “Compensation Discussion and Analysis—GLG”. In addition, the disclosure in the first paragraph under the same caption has been revised to disclose why GLG chooses to pay certain elements of compensation.
91.	We note that GLG sets compensation at levels that are competitive against compensation offered by other alternative asset managers against whom it competes for senior management. Please disclose the names of these competitive alternative asset managers.
          In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph under “Compensation Discussion and Analysis—GLG” in Amendment No. 1 to clarify that GLG also competes against investment banks, in addition to other alternative investment managers, particularly in the highly competitive London market, for investment personnel and other senior management. As such, there are numerous alternative investment managers and investment banks against whom GLG competes and

Securities and Exchange Commission	-49-	August 24, 2007
it would not be practical to name specific companies as requested by the Staff in its comment.
92.	Please describe the performance-based compensation that you intend to tie to the profitability of your business, which you refer to on page 164.
          In response to the Staff’s comment, the Company has revised the disclosure in the last paragraph under “Compensation Discussion and Analysis—Post-Acquisition Compensation” in Amendment No. 1.
Distributions and Limited Partner Profit Shares, page 163
93.	We note that senior management and key personnel have ownership of equity interests in GLG funds through the limited partner profit share arrangement. Please explain how the determinations are made to invest in the GLG entities and how these investments are funded.
          The Company supplementally advises the Staff on behalf of GLG that members of GLG’s senior management and key personnel do not have ownership interests in GLG Funds through the limited partner profit share arrangement. The limited partner profit share arrangement refers to the plan through which certain of GLG’s key personnel ceased to be employees and became holders of direct or indirect limited partnership interests in GLG Partners LP and, in certain cases, GLG Partners Services LP. The key personnel participating in the limited partner profit share arrangement continue to provide services to GLG but ceased to receive salary and bonus from GLG and instead are remunerated for their services to GLG through distributions of profits earned by GLG Partners LP and GLG Partners Services LP in amounts determined by the general partners of those entities.
          In addition, certain of GLG’s key personnel participate in an equity participation plan through their direct and indirect limited partnership interests in Sage Summit LP and Lavender Heights Capital LP. Upon consummation of the acquisition, Sage Summit LP and Lavender Heights Capital LP will receive 15% of the total consideration payable to GLG Shareowners. Pursuant to the purchase agreement, Sage Summit LP and Lavender Heights Capital LP have agreed, along with the other GLG Shareowners, to invest a portion of their cash proceeds in the GLG Funds for a period of time following the transaction. The determination of how these amounts are invested in the GLG Funds will be made by the respective general partners of Sage Summit LP and Lavender Heights Capital LP, whose directors are the Principals, in consultation with the relevant key personnel participating in the equity participation plan. In response to the Staff’s comment, the Company has revised the disclosure under “Compensation Discussion and Analysis—GLG—Post-Acquisition Compensation” in Amendment No. 1.

Securities and Exchange Commission	-50-	August 24, 2007
94.	Please explain how the performance-based distributions are determined. For example, are there specific target levels?
          In response to the Staff’s comment, the Company has included the requested disclosure under “Compensation Discussion and Analysis—GLG—Distributions and Limited Partner Profit Shares” in Amendment No. 1.
Certain Relationships and Related Party Transactions, page 168
95.	Please provide the disclosure required by Item 404(a) of Regulation S-K, including the names of the related persons and dollar value of the amount involved in each transaction. For example, disclose the amount of the dividends to be declared by GLG Holdings and GLG Partners to repay the loans and the amount that Lehman Bankhaus has agreed to forgive. Also disclose the agreements relating to the acquisition which are required to be disclosed under Item 404.
          In response to the Staff’s comment, the Company has included additional disclosure under “Certain Relationships and Related Person Transactions—GLG” in Amendment No. 1 and the Company expects to provide the Staff with an additional response to the Staff’s comment within the next several days.
          The Company notes that as disclosed, the aggregate dividends on the non-voting shares from GLG Holdings Limited and GLG Partners Services will not exceed the outstanding amounts under the Lehman Bankhaus loans; however, the exact amount has not been determined and the amount that Lehman Bankhaus may forgive will depend on the amount of the unpaid balance, if any, under the loans, after giving effect to the dividend.
96.	If the principals are permitted to participate in the GLG funds by investing in these funds alongside third party investors, please disclose the agreements or terms pursuant to which such investments are made and how profits or distributions are made to the principals. Also disclose whether these personal investments may result in conflicts of interest among investors in the funds.
          In response to the Staff’s comment, the Company has included the requested disclosure under “Certain Relationships and Related Person Transactions—GLG—Investment Transactions” and “Policies and Procedures for Related Person Transactions” and “Risk Factors—Risks Related to the Acquisition” in Amendment No. 1.
97.	Please discuss your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.
          The Company respectfully notes that as a privately held company, GLG has not been subject to the requirements of Item 404(b) of Regulation S-K. However, in response to the Staff’s comment, the Company has revised Amendment No. 1 to include additional disclosure under “Certain Relationships and Related Person Transactions — GLG — Policies and Procedures for Related Person Transactions” to the effect that as a

Securities and Exchange Commission	-51-	August 24, 2007
privately held company, GLG has not established any policies and procedures regarding transactions with related persons and that upon completion of the acquisition the Company will adopt an audit committee charter that provides, among other things, that the audit committee will be responsible for the review and approval of all related-party transactions.
GLG Combined Financial Statements
General
98.	Please revise your interim financial statements as necessary to address comments issued on annual financial statements.
          The Company notes the Staff’s comment and has made the corresponding revisions to the interim financial statements where appropriate.
99.	Please revise to include the disclosures required by paragraph 38(a) of SFAS 131 or disclose the reasons why providing geographic information is impracticable.
          In response to the Staff’s comment, the Company respectfully advises the Staff, on behalf of GLG, that GLG operates and transacts its business on an integrated basis mainly in London which is its strategic and operational headquarters and where substantially all its investment personnel are located. GLG’s customers are the investment funds and managed accounts which are domiciled primarily in the Cayman Islands and Ireland. The domicile of the GLG Funds and managed accounts would not provide any meaningful geographic segmental information. The investors in the GLG Funds are located in a number of different countries and are both institutions trading through a variety of locations who, in turn may be acting on behalf of their collective clients, or private individuals. Given the uncertainty over the location of the ultimate investor, GLG does not maintain revenue data in a format that would enable a geographical analysis to be produced, nor does GLG believe this analysis would be useful to investors.
          The Company, on behalf of GLG, therefore respectfully submits that it operates as a single segment. In response to the Staff’s comment, the Company has included additional disclosure in Note 7 to the “Notes to Combined Financial Statements” in Amendment No. 1.
Combined Balance Sheets, page F-3
100.	Please revise to disclose total current assets for all periods presented. Refer to Rule 5-02(9) of Regulation S-X.
          In response to the Staff’s comment, the Company has included the requested disclosure on the face of the Combined Balance Sheet in Amendment No. 1.
Combined Statements of Operations, page F-4
101.	Please revise the captions each line item within total net revenues and other income to indicate which revenue line items are presented net of expenses.
          In response to the Staff’s comment, the Company has included the requested disclosure on the face of the Combined Statements of Operations in Amendment No. 1.
Combined Statements of Changes in Members’ Equity, page F-5
102.	Please revise to disclose the amount of income tax expense allocated to each component of other comprehensive income for each period presented. This

Securities and Exchange Commission	-52-	August 24, 2007
information may be disclosed either on the face of your financial statements or in the footnotes. Refer to paragraph 25 of SFAS 130.
          In response to the Staff’s comment, the Company has included the requested disclosure in the “Notes to the Combined Financial Statements” in Amendment No. 1.
Note 1. Organization and Basis of Presentation, page F-7
103.	We note your disclosure that GLG is comprised of all the entities engaged in the investment management advisory services business under common control or management of the three managing directors of GLG (the Principals) and others in their capacity as trustees for trusts established by each of the principals. Please provide us with a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:
•	The specific individuals, families, or affiliate groups included in your control group and why each of these members should be included in the control group. You should address each of the factors included in paragraph 3 of EITF 02-5 in your explanation of each member of the control group; and

•	For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.
          As discussed below, the GLG Entities (as defined below) are under the common control of the Gottesman Group, the Lagrange Group and the Roman Group (each as defined below, and collectively, the “Group G Shareholders”) (1) as a result of their voting interests in certain of the GLG Entities, (2) by way of agreements among the Group G Shareholders and other shareholders which require that they vote their respective interests in and otherwise act in concert with respect to the GLG Entities, (3) as a result of their control of the boards of directors of certain of the GLG Entities, and (4) by the charter documents and shareholders agreements of the GLG Entities.
The GLG Entities
          The GLG Entities combined in the GLG historical combined financial statements consist of:
1.	GLG Partners Limited, an English limited company (the “UKGP”);

Securities and Exchange Commission	-53-	August 24, 2007
2.	GLG Holdings Limited, a British Virgin Islands company (“Holdings”);

3.	Albacrest Corporation, a British Virgin Islands company (“Albacrest”);

4.	Laurel Heights LLP, an English limited liability partnership (“Laurel Heights”);

5.	Mount Granite Limited, a British Virgin Islands company (“Mount Granite”);

6.	Sage Summit LP, an English limited partnership (“Sage LP”);

7.	Sage Summit Ltd., a British Virgin Islands company (“Sage Ltd.”);

8.	GLG Partners LP, an English limited partnership (the “UKLP”);

9.	Blue Hill Summit Ltd., a British Virgin Islands company (“Blue Hill Summit”)

10.	GLG Partners Services Limited, a Cayman Islands exempted company (“GPS”);

11.	Betapoint Corporation, a British Virgin Islands company (“Betapoint”);

12.	Lavender Heights LLP, a Delaware limited liability partnership (“Lavender Heights”);

13.	Mount Garnet Limited, a British Virgin Islands company (“Mount Garnet”);

14.	Lavender Heights Capital LP, a Delaware limited partnership (“Lavender LP”);

15.	GLG Partners Services LP, a Cayman Islands exempted partnership (“GPS-LP”);

16.	Green Hill Summit Ltd., a British Virgin Islands company (“Green Hill Summit”)

17.	GLG Partners (Cayman) Limited, a Cayman Islands exempted

Securities and Exchange Commission	-54-	August 24, 2007
company (“CMC”);

18.	GLG Partners Corp., a British Virgin Islands company (“GLG Corp.”);

19.	GLG Partners Asset Management Limited, an Irish limited liability company (“GPAM”);

20.	GLG Inc.; and

21.	GLG Holdings, Inc.
          The GLG Entities described in items 1 to 9 comprise what will be referred to as the “UK Structure”. The GLG Entities described in items 10 to 19 comprise what will be referred to as the “Cayman Structure”.
          GLG Inc. and GLG Holdings Inc. are included by virtue of the terms of a service agreement between GLG Inc. and GLG Partners LP.
The Group G Shareholders
          The “Group G Shareholders” consist of:
          1. Noam Gottesman (“NG”), and Leslie J. Schreyer in his capacity as trustee of the Gottesman GLG Trust (“Schreyer” and together with NG, the “Gottesman Group”);
          2. Pierre Lagrange (“PL”), and G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust (“G&S” and together with PL, the “Lagrange Group”);
          3. Emmanuel Roman (“ER”), and Jeffrey A. Robins in his capacity as trustee of the Roman GLG Trust (“Robins” and together with ER, the “Roman Group”); and
          4. Jonathan Green (“JG”), and Abacus (C.I.) Limited in its capacity as trustee of the Green GLG Trust (“Abacus” and together with JG, the “Green Group”).
          5. Phillippe Jabre (“PJ”) and Stirling Trustees Limited in its capacity as trustee of the Jabre GLG Trust (“Stirling” and together with PJ, the “Jabre Group”)
          NG, PL and ER are current, and JG and PJ are former, employees of the GLG business and are referred to generally as the “GLG Principals”. The GLG Trusts referred to above are trusts established by each of the named GLG Principals for the benefit of

Securities and Exchange Commission	-55-	August 24, 2007
such GLG Principal, his family and/or charities. PJ resigned from GLG in April 2006 and JG resigned effective January 1, 2004.
          EITF Issue No. 02-5 states the following:
“3. The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:
a. An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.
b. Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).
(1) Immediate family members include a married couple and their children, but not the married couple’s grandchildren.
(2) Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.
c. A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”
          The three remaining Principals and their related trustees (i.e., the Group G shareholders excluding the Green and Jabre Groups (together, the “Content Group”)) holds over 50% of the voting interests of each GLG entity either directly or indirectly. The Principals entered into an Agreement Among Principals in August 2000 whereby they agree to vote in concert in all situations. The Trustees entered into a similar but separate agreement on the same date. GLG has concluded that there is a presumption that the Trustees will vote in concert with the Principals since each of the trusts have been set up for the benefit of the relevant Principal, his family and/or charities and that as such the criteria of paragraph 3.c above are met. Furthermore historically all decisions taken by the Group G shareholders have been taken

Securities and Exchange Commission	-56-	August 24, 2007
in unanimity.
          UK Structure
          The UKLP is controlled by its general partner, the UKGP, which has the sole and exclusive power and authority to manage the business and affairs of the UKLP.
          The Control Group owns 73%, 70% and 100% of the shares of the UKGP, Holdings and Albacrest, respectively. Laurel Heights is owned, directly and indirectly through Sage LP, by certain key personnel of GLG. However, Mount Granite, which is the managing member of Laurel Heights and the 100% owner of Sage Ltd., which is the general partner of Sage LP, holds all of the power and authority to manage the business and affairs of Laurel Heights (directly) and Sage LP (indirectly through Sage Ltd.).
          Other personnel hold discretionary profits interests in Laurel Heights as determined in the sole discretion of Mount Granite. The current directors of Mount Granite are NG, PL and ER.
          The direct share ownership and control of the UKGP, Holdings and Albacrest, and the control of Laurel Heights and Sage LP through Mount Granite, which is in turn controlled by Holdings, puts the UK Structure under the common control of the Control Group.
          Cayman Structure
          The Cayman Structure is similar to the UK Structure. GPS-LP is controlled by its general partner, GPS which has the sole and exclusive power and authority to manage the business and affairs of GPS-LP.
          The Control Group owns 70% and 100% of the shares of each of GPS and Betapoint, respectively. Lavender is owned, indirectly through Lavender LP, by certain key personnel of GLG, but Mount Garnet, which is the managing member of Lavender Heights and the general partner of Lavender LP, holds all of the power and authority to manage the business and affairs of Lavender Heights and Lavender LP.
          Other personnel hold discretionary profits interests in Lavender Heights as determined in the sole discretion of Mount Garnet. The current directors of Mount Garnet are Leslie J. Schreyer, Nigel Bentley (as a director of G&S Trustees Limited, the trustee of Lagrange GLG Trust), and Jeffrey A. Robins
          The direct share ownership and control of the GPS and Betapoint, and the control of Lavender Heights and Lavender LP through Mount Garnet, which is in turn controlled by GPS, puts the Cayman Structure under the common control of the Group G Shareholders.

Securities and Exchange Commission	-57-	August 24, 2007
          CMC, GLG Corp. and GPAM
          The Control Group owns 73% of CMC and GPAM. GLG Corp. is a wholly owned subsidiary of CMC.
104.	For each of the entities included in your historical combined financial statements, please address:
•	The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group;

•	How you determined which of these members should be included in the control group of this individual entity and why. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation; and

•	For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.
          See the Company’s response to Staff comment no. 103 and the table of ownership by the Control Group attached as Annex A.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8
105.	Please revise to quantify, for each period presented, the amount of expenses which have been netted against each type of revenue.
          In response to the Staff’s comment, the Company has made the requested revision in Note 7 to “Notes to Combined Financial Statements” in Amendment No. 1.
Note 10. Related Parties, page F-14
106.	We note your disclosures on page 97 that assets may be invested by one GLG Fund into another and that you may earn management, performance and

Securities and Exchange Commission	-58-	August 24, 2007
administration fees related to these types of transactions. Please revise your related party footnote to quantify the amount of fees you have earned on Fund-in-Fund Investments for each period presented.
          In response to the Staff’s comment, the Company supplementally advises the Staff on behalf of GLG that SFAS No. 57, “Related Parties”, defines a party as related to a transacting party or parties if “it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.” GLG believes that the GLG Funds are not related parties because:
•	the GLG Funds are separate corporate legal entities, each with a board composed of a majority of independent directors;

•	GLG does not have any ownership interests in the GLG Funds, other than de minimus subscriber or management shares held in certain of the GLG Funds; and

•	the management agreements between the GLG Funds and GLG contain kick-out rights pursuant to which a simple majority of the investors in the GLG Fund can terminate the management agreement with GLG.
          As a result, GLG is not in a position to prevent the GLG Funds from pursuing their own separate interests and, therefore, GLG believes that GLG’s “Fund-in-Fund” fee structure does not fall within the scope of transactions with related parties under SFAS No. 57.
          However, in response to the Staff’s comment, the Company has revised the discussion under "—Revenue Recognition” in Note 2 to “Notes to Combined Financial Statements” to clarify GLG’s Fund-in-Fund fee structure.
107.	It appears there are certain related party transactions described beginning on page 168 which have not been disclosed in the financial statements, for example, consulting agreements with companies affiliated with current and former GLG principals. Please revise your financial statement footnotes to disclose all material related party transactions as required by paragraph 2 of SFAS 57.
          In response to the Staff’s comment, the Company has made the requested revision in Note 11 to “Notes to Combined Financial Statements” in Amendment No. 1.

Securities and Exchange Commission	-59-	August 24, 2007
Note 11. Subsequent Events, page F-15
108.	Please revise your discussion regarding the May 2007 settlement with a former employee to disclose the terms of the settlement, including the amounts you are required to pay, if any. If the settlement involved any payments to the former employee, please revise to quantify the amount of the liability you accrued for this matter and/or the amount paid to settle this matter as of the date of your most recent interim financial statements.
          In response to the Staff’s comment, the Company has made the requested revision in Note 6 to “Notes to Combined Financial Statements” in Amendment No. 1.
Freedom Acquisition Holdings, Inc. Financial Statements as of and for the period ended December 31, 2006
Note C. Summary of Significant Accounting Policies
Net income per common share, page F-22
109.	Please revise your footnotes to include a reconciliation of the numerators and denominators used in computing basic and diluted EPS. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.
          In response to the Staff’s comment, the Company has (i) revised its footnotes to include a reconciliation of the numerators and denominators used in computing basic and diluted EPS and (ii) disclosed, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future. Since the Company did not incur any net loss in the period presented, shares issuable upon exercise of the warrants are not dilutive.
* * *

Securities and Exchange Commission	-60-	August 24, 2007
          The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in Proxy Statement and all amendments thereto, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement and all amendments thereto and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          We are also delivering to each of Jennifer Hardy, Brigitte Lippman, Lisa Haynes and Rufus Decker of the staff courtesy copies of (i) Amendment No. 1, marked to show changes from the Proxy Statement, and (ii) this response letter
          Please telephone Alan I. Annex at (212) 801-9323, Donn A. Beloff at (954) 768-8283 or Brian Gavsie at (954) 768-8235 if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Alan I. Annex at (212) 801-6400, Donn A. Beloff at (954) 759-5583 or Brian Gavsie at (954) 759-5535.

Very truly yours,
/s/ Jared Bluestein
Jared Bluestein
Secretary

Enclosures
VIA EDGAR AND HAND DELIVERY
cc:	Jennifer Hardy Brigitte Lippman Lisa Haynes Rufus Decker

Annex A
Ownership Percentages

GLG Entity	NG	Schreyer	PL	G&S	ER	Robins	Total Control Group
UKGP	31.5%	—	31.5%	—	10%	—	73%

Holdings	—	35%	—	35%	—	—	70%

Albacrest	—	—	—	—	—	100%	100%

GPS	—	35%	—	35%	—	—	70%

Betapoint	—	—	—	—	—	100%	100%

CMC	—	31.5%	—	31.5%	—	10%	73%

GPAM	—	31.5%	—	31.5%	—	10%	73%

     The members of the Control Group do not hold any direct ownership interests of Laurel Heights, Mount Granite, Sage LP, Sage Ltd, UKLP, Blue Hill Summit, Lavender Heights, Mount Garnet, Lavender LP, GPS LP, Green Hill Summit, GLG Corp, GLG Holdings Inc. and GLG Inc. The basis for combining these entities is described in the response to comment no. 103.